                               KINETIC VENTURES LTD.
                        1095 West Pender Street - Suite 850
                    Vancouver, British Columbia, Canada  V6E 2M6

               Information Statement Pursuant to Section 14(f) OF THE
             SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER


     This Information Statement (the "Information Statement") relates to the issuance by Kinetic Ventures Ltd., a Delaware corporation (the "Company"), pursuant to an agreement effective October 30, 1998 (the "Agreement"), of 3,405,622 shares of its common stock (after reflecting a one-for-six reverse stock split of the Company's outstanding common stock effective on November 25,
1998) in consideration for the purchase of all of the outstanding common stock of i5ive communications inc., a British Columbia corporation ("i5ive") and the election, pursuant to the terms of the Agreement, of three persons to the Company's Board of Directors in replacement of the Company's existing three Directors who will resign. The purchase by the Company of the outstanding common stock of i5ive (the "Transaction") is scheduled to be completed on December 8, 1998, or as soon thereafter as possible. In addition, at or immediately before the closing of the Transaction, the name of the corporation will be changed to Suite101.com, Inc., in accordance with the authorization given by stockholders at the Annual Meeting of Stockholders held on July 14, 1998. No action is required by the stockholders of the Company with respect to the election of the Directors. Nevertheless, we urge you to read this Information Statement carefully.

     This Information Statement is being mailed on or about November 27, 1998 to the holders of record of the Company's common stock at the close of business on November 23, 1998, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 adopted thereunder. On November 23, 1998, there were 6,655,622 shares (after reflecting the one-for-six reverse stock split) of the Company's common stock, par value $0.001 per share (the "Common Stock") outstanding. Each share is entitled to one vote.

     NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. WE ARE NOT ASKING FOR A PROXY AND REQUEST THAT YOU NOT SEND US A PROXY.

                                  THE TRANSACTION

     Effective October 30, 1998, the Company entered into a share purchase agreement with Northfield Capital Corporation and 284085 B.C. Ltd. (herein collectively referred to as the "Vendors") and i5ive pursuant to which the Company will purchase and the Vendors will sell all of the issued and outstanding common shares (the "Shares") of i5ive. Under the terms of the Agreement, the purchase price for the Shares is the issuance of 3,405,622 shares of Common Stock (after reflecting a one-for-six reverse stock split of the Company's outstanding shares (the "Reverse Stock Split")*).

     The closing of the purchase by the Vendors is subject to the fulfillment of a number of conditions, including, among others, the filing of a Certificate of Amendment to the Company's Certificate of Incorporation changing its name to Suite101.com, Inc., the resignation of the Company's existing three Directors and the election of Peter L. Bradshaw, President and a Director of i5ive, Julie
M. Bradshaw, Secretary and a Director of i5ive, and Sunny H. Hirai, Chief Technical Officer and Director of i5ive, or their nominees, as the three members of the Company's Board of Directors, the mailing of this Information Statement to the stockholders of the Company within the required time period prior to the closing the notice required by Rule 14f-1 under Section 14(f) of the Securities Exchange Act of 1934, as amended, the acquisition by Sunny H. Hirai, Dean Minamimaye, Jason Pamer and Julie M. Bradshaw, who are management employees of i5ive, and by Northfield Capital Corporation of an aggregate of 2.5 million shares* of the Company's currently issued and outstanding Common Stock. The amendment of the Company's Certificate of Incorporation to change the Company's name and to effect the Reverse Stock Split was approved by the Company's stockholders at a meeting held on July 14, 1998.

     The closing of the purchase by the Company is subject to the fulfillment of a number of conditions, including, among others, the forgiveness or conversion into Shares to be purchased in the transaction of all of the indebtedness of i5ive to its shareholders and affiliated companies outstanding as of June 30, 1998 in the amount of up to approximately
(US)$466,500, and auditors independent of i5ive having confirmed to the Company that i5ive's financial statements required to be filed by the Company with the Securities and Exchange Commission as required by Item 7(a) of Form 8-K can be prepared in accordance with United States generally accepted accounting principles applied on a consistent basis and audited for filing within the required time period.

----------------------------

* For clarity, all references herein to numbers of shares of Common Stock are after reflecting the effectuation on November 25, 1998 of a one-for-six reverse stock split of the Company's outstanding Common Stock that was approved by stockholders at a meeting held on June 14, 1998.

     The Agreement contains representations and warranties of the Company, the Vendors and i5ive as are customary in such transactions. The Shares will be issued to the Vendors in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon Section 4(2) thereof. Each of the Vendors will represent to the Company at the closing that it is an "accredited investor" as defined in Regulation D under the Securities Act, that it is acquiring the Shares for its own account, not as nominee or agent, and not with a view to the distribution of the Shares. Reference is made to the Agreement, which is filed as an exhibit to the Company's Current Report on Form 8-K dated October 30, 1998 filed with the Securities and Exchange Commission, for the complete terms of the Agreement.
The description herein of the terms of the Agreement is qualified in all respects by reference to the exhibit.

     Effective November 18, 1998, the Company and the Vendors entered into an amendment to the Agreement which, among other things, provides that the closing of the Transaction will be held on December 8, 1998, or as soon thereafter as possible, rather than on or before January 29, 1999 and eliminated the conditions to the closing which required that the Company had completed the private sale of securities resulting in the Company having working capital and net assets of not less than US$3.0 million as of the closing date and that quotations for the Company's common stock had appeared on the OTC Bulletin Board for at least five consecutive trading days prior to the closing. It is intended that promptly after the closing of the Transaction, the Company will make a private offering of shares of its common stock. It is intended that this offering will result in the Company having working capital and net assets after completion of the sale of securities of not less than US$3.0 million. The securities offered will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

     i5ive is an Internet media company engaged in the creation, operation and maintenance of a World Wide Web based community for Internet users to express themselves, share ideas, interests and expertise, and publish content accessible to other users with common interests. i5ive's community includes its members who are Internet users who create their own personal Web sites organized topically into twelve major communities of interest. These communities provide a context for Web users to publish content and to share experiences and ideas with other users. i5ive's revenues to date have been insignificant and it has incurred losses from its operations since inception. The principal office of i5ive is located in Vancouver, British Columbia, Canada. It is intended that promptly after the closing of the Transaction, the Company will make available to its stockholders additional information relating to i5ive, including financial statements of i5ive.

     This Information Statement may contain statements which constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company and its acquisition of i5ive. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors, including, among others, the inability of the Company to raise additional capital and its inability and the inability of the parties to fulfill the conditions necessary to complete the acquisition of i5ive by the Company. Additional important factors that could cause such differences are described in the Company's periodic filings with the Securities and Exchange Commission, including the Company's annual report on Form 10-KSB, quarterly reports on Form 10-QSB and current reports on Form 8-K.


                                  LEGAL PROCEEDINGS

     No Director, officer, affiliate or person known to the Company to be the record or beneficial owner of in excess of 5% of the shares of the Company's common stock, or any person known to the Company to be an associate of any of the foregoing, is a party adverse to the Company or has a material interest adverse to the Company in any material pending legal proceedings.


                                ELECTION OF DIRECTORS

     The Agreement provides that at the closing of the Transaction, Peter L. Bradshaw, Julie M. Bradshaw, and Sunny H. Hirai will become the Directors of the Company. Such persons will constitute all of the members of the Company's Board of Directors and will serve until the annual meeting of stockholders in 1999 and their successors are duly elected and qualified. The delivery of this Information Statement and the election of such persons as Directors are conditions to the closing of the Transaction.

                              I5IVE'S BOARD DESIGNEES

     The following table sets forth the name, present principal occupation or employment, five-year employment history and certain other information concerning the individuals whom will be elected to the Company's Board of Directors at the closing of the Transaction. This information was provided to the Company by i5ive.


     NAME                AGE       EMPLOYMENT HISTORY
---------------------  --------   ----------------------------------------------
Peter L. Bradshaw        64        Mr. Bradshaw has been the Chairman of the
                                   Board, chief executive officer and a Director
                                   of i5ive since April 1996.  From April 1993
                                   to April 1996, he was a Director of Mobile
                                   Data Solutions, Inc. (MDSI), including
                                   Chairman of the Board from April 1993 to
                                   December 1995.  MDSI develops and markets
                                   computer aided mobile (wireless) resource
                                   management software.  Its shares of common
                                   stock are traded on the Nasdaq SmallCap
                                   Market.  From May 1998 to August 1998, he was
                                   chief executive officer and from July 1997 to
                                   the present, he has been Chairman of the
                                   Board of InStep Mobile Communications, Inc.
                                   (Instep), which also develops and markets
                                   computer aided mobile (wireless) resource
                                   management software.  The shares of common
                                   stock of Instep are listed on the Vancouver
                                   Stock Exchange.  Commencing in 1992 through
                                   December 1995, he was Chairman of the Board
                                   and chief executive officer of TeleSoft
                                   Mobile Data, Inc., a venture capital firm
                                   investing in enterprises utilizing wireless
                                   data protocol.  Mr. Bradshaw has a B.Com.
                                   degree in Commerce and a major in History
                                   from the University of British Columbia.  Mr.
                                   Bradshaw is the father of Julie M. Bradshaw.


     NAME                AGE       EMPLOYMENT HISTORY
---------------------  --------   ----------------------------------------------
Julie M. Bradshaw        35        Ms. Bradshaw has been a Director of i5ive
                                   since April 1996.  Prior thereto she attended
                                   the University of Paris, Sorbonne and the
                                   University of British Columbia.  In 1992, Ms.
                                   Bradshaw earned her B.A. degree from the
                                   University of British Columbia with a major
                                   in French Literature.  Ms. Bradshaw is the
                                   daughter of Peter L. Bradshaw.



Sunny H. Hirai           26        Mr. Hirai has been a Director and the chief
                                   technical officer of i5ive since April 1996.
                                   Prior thereto, he was, from June 1993 to
                                   April 1996, the owner of Salt and Pepper
                                   Graphix, a graphic design group, and from
                                   June 1994 to April 1995 he was the head of
                                   marketing at Artel Educational Resources.
                                   From June 1993 to June 1994, he was engaged
                                   in marketing with Sunny Marketing, Inc., a
                                   seafood brokerage firm.  Mr. Hirai is a
                                   graduate from the British Columbia Institute
                                   of Technology, specializing in Small
                                   Business: Marketing Management.


              CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Company's Board of Directors currently has three members, elected at the Company's Annual Meeting of Stockholders held on July 2, 1998. Such Directors were elected to serve until the Company's next Annual Meeting of Stockholders, to be held in 1999, and the election and qualification of their successors.

               Name                               Age
               ----                               ---
               Brian Bayley                        44

               A. Murray Sinclair, Jr.             37

               Jennine M. Ballard                  47


     BRIAN BAYLEY has served as Director and President of the Company since February 1995 and was appointed President in March 1997. He is also President and director of Quest Management Corp., a private management company. Previously, Mr. Bayley held the positions of director, President, Chief Executive Officer, Secretary and Vice-President, Corporate Administration of Quest Oil & Gas, Inc. (formerly Quest Capital Corporation). Quest Oil & Gas, Inc. was a publicly-traded oil and gas company whose shares traded on The Toronto Stock Exchange. On April 22, 1997, substantially all the assets of Quest Oil & Gas Inc. were acquired by EnerMark Income Fund. Prior to that, he worked with the Vancouver Stock Exchange and a private management company. Mr. Bayley holds an MBA from Queen's University, Kingston, Ontario. Mr. Bayley currently serves as Director of Arlington Ventures Ltd., Belvedere Resources, Ltd., Brandale Food Services Inc., Brimstone Gold Corp., Ella Resources Inc., Gothic Energy Corporation, Greystar Resources Ltd., Leigh Resource Corporation, Marchwell Capital Corp., Neary Resources Corporation, Neutrino Resources Inc., New Candela Resources Ltd., Rhodelta Software, Inc., Roseland Resources Ltd. and Ventel, Inc.

     MR. SINCLAIR was elected a director of the Company on March 21, 1997. He is also President and a director of Quest Ventures Ltd., a private merchant banking company. Previously he was Managing Director of Quest Oil & Gas Inc. (formerly Quest Capital Corporation). Quest Oil & Gas Inc. was a publicly-traded oil and gas company whose shares traded on The Toronto Stock Exchange. Prior to that, he was President and director of Noramco Capital Corp., a private investment company. Mr. Sinclair holds a B.Comm. from Queen's University, Kingston, Ontario. Mr. Sinclair currently serves as Director of Arlington Ventures Ltd., Belevedere Resources Ltd., Brandale Food Services Inc., Breakwater Resources Ltd., Brimstone Gold Corp., Habanero Resources Inc., Magnifoam Technology Inc., Marchwell

Capital Corp., Neutrino Resources Inc., New Inca Gold Ltd., Roseland Resources Ltd., RTO Enterprises Inc., Santa Cruz Minerals Inc., Sextant Enterprise Corp. and Ventel, Inc.

     MS. BALLARD was elected a Director of the Company on March 21, 1997. She has, since April 1994, been employed as a consultant to publicly traded companies on Canadian securities regulatory matters. From April 1991 to April 1994, she was employed by Quest Capital Corporation (formerly known as Noramco Mining Corporation) in a corporate administrative capacity.

     There is no family relationship between any of the directors or executive officers of the Company.


                  COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

     The Company's Board of Directors has not appointed either a Compensation Committee or an Audit Committee. The Board of Directors does not have a nominating committee.

     The Company's Board of Directors held one (1) meeting during the year ended December 31, 1997.


                         RELATIONSHIP WITH PUBLIC ACCOUNTANTS

     The firm of Raimondo, Pettit & Glassman has been selected to serve as the independent auditors for the Company for the fiscal year ending December 31, 1998. The Company's former independent accountants, Coopers & Lybrand L.L.P. ("Coopers") resigned from that capacity on November 8, 1996.

     The report by Coopers on the financial statements of the Company dated March 1, 1996, including consolidated balance sheets as of December 31, 1995 and 1994, and the related consolidated statements of operations, cash flows and statement of stockholders' equity (deficit) for the years then ended did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope or accounting principles except that the report contained a going concern qualification.

     The former independent accountants resigned from their position on November 8, 1996. The resignation was not presented to or considered by the Board of Directors or any audit or similar committee of the Board and, therefore, the decision was not recommended or approved by the Board or any such committee.

     During the period covered by the financial statements through the date of resignation of the former accountants, there were no disagreements with the former accountants on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

     A letter from the former independent accountants for the Company is attached as an Exhibit to the Company's Form 10-QSB for the quarter ended September 30, 1996.


            SUBMISSION OF SHAREHOLDERS' PROPOSALS FOR 1999 ANNUAL MEETING

     Any proposals which shareholders intend to present for a vote of shareholders at the Company's 1999 Annual Meeting and which such shareholders desire to have included in the Company's proxy statement and form of proxy relating to that meeting must be sent to the Company's executive office and received by the Company not later than January 29, 1999.

                   EXECUTIVE COMPENSATION AND RELATED INFORMATION

     The following table sets forth all compensation paid by the Company during the fiscal year ended December 31, 1997 to the Chief Executive Officers of the Company who served during any portion of that year. No other executive officer total annual compensation in such year exceeded $100,000. All dollar amounts are provided in U.S. dollars.



                                SUMMARY COMPENSATION TABLE
------------------------------------------------------------------------------------------
                                                  ANNUAL COMPENSATION
                                              --------------------------
                                                                             SECURITIES
                                                                             UNDERLYING
   NAME AND PRINCIPAL POSITION       YEAR      SALARY ($)     BONUS ($)   OPTIONS/SARS (#)
--------------------------------   --------   ------------   ----------- -----------------
Brian Bayley, President and          1997         -0-            -0-             -0-
   Chief Executive Officer (1)

William J. Worthen, President        1997      $  37,159         -0-             -0-
   And Chief Executive               1996      $ 140,000         -0-             -0-
   Officer (2)                       1995      $ 140,000         -0-             -0-


----------------------------------


(1) Mr. Bayley was elected President and Chief Executive Officer of the Company on March 20, 1997.
(2) Mr. Worth resigned as President and Chief Executive Officer of the Company on March 20, 1997.


     No options were granted or exercised during the year ended December 31, 1997.

                               PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of November 23, 1998, after reflecting the one-for-six reverse stock split effective November 25, 1998, both before reflecting the completion of the Transaction and on a pro forma basis after reflecting the completion of the Transaction as if the Transaction had been completed on November 23, 1998, information regarding the beneficial ownership of the Company's common stock, by (i) each stockholder known by the Company to be or that will become the beneficial owner of more than 5% of the Company's outstanding shares of capital stock, (ii) each existing Director and each Director to be elected, (iii) the Named Executive Officers, and (iv) all Directors and executive officers of the Company as a group before and after the Transaction. After the closing of the Transaction, the Company will have 10,061,244 shares of common stock outstanding. The following table does not reflect the proposed issuance of shares of the Company's common stock in a proposed private offering to occur subsequent to the closing of the Transaction.


                                                                                 PRO FORMA
                                              BEFORE COMPLETION OF        AFTER COMPLETION OF THE
                                                 THE TRANSACTION                TRANSACTION
                                           ---------------------------------------------------------
                                             NUMBER OF                    NUMBER OF
                                              SHARES     PERCENTAGE OF     SHARES     PERCENTAGE OF
                                           BENEFICIALLY   OUTSTANDING   BENEFICIALLY   OUTSTANDING
 NAME AND ADDRESS OF BENEFICIAL OWNER (1)    OWNED (2)    COMMON STOCK      OWNED      COMMON STOCK
----------------------------------------------------------------------------------------------------
 Brian Bayley (3)                             210,262         3.1%         210,262         2.1%

 A. Murray Sinclair, Jr. (3)                  210,262         3.1%         210,262         2.1%

 Peter L. Bradshaw                              -0-           -0-        1,436,565 (4)    14.3%

 Julie M. Bradshaw                              -0-           -0-          807,571         8.0%

 Sunny Hirai                                    -0-           -0-         1,122,068       11.2%

 Benitz & Partners Limited (5)               5,000,000       75.0%        2,500,000       24.8%
 94 Mount Street - First Floor
 London, England  W1Y 5H5

 Northfield Capital Corporation                 -0-           -0-         2,244,136       22.3%
 350 Bay Street - Suite 1100
 Toronto, Ontario, Canada  M5H 2S6

 284085 B.C. Ltd. (4)                           -0-           -0-         1,436,565       14.3%
 1122 Mainland Street - Suite 390
 Vancouver, BC, Canada  V6B 5L1

 All officers and directors as a group        210,262         3.1%        3,366,204       33.5%
    (3persons)


-----------------------------

(1)  Unless otherwise indicated, the address of such person is c/o the Company.
(2) For purposes of the above table, a person is considered to "beneficially own" any shares with respect to which he or she exercises sole or shared voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days following the Record Date.
(3) Consists of 210,262 shares of Common Stock owned by Quest Ventures Ltd. of which Mr. Sinclair is President and Mr. Bayley is a Director and of which each holds 50% of the outstanding capital stock.
(4) Shares held by 284085 B.C. Ltd. of which Mr. Bradshaw is an officer, Director and principal shareholder.
(5) Benitz & Partners Limited is an investment dealer regulated in England by the Securities and Futures Authority and holds the shares as a portfolio manager as an agent for accounts fully managed by it. Benitz & Partners Limited disclaims a beneficial interest in such shares.

                      DIRECTOR AND OFFICER SECURITIES REPORTS

     U.S. Federal securities laws require the Company's Directors and executive officers, and persons who own more than ten percent (10%) of a registered class of the Company's equity securities to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of any equity securities of the Company. Copies of such reports are required to be furnished to the Company. To the Company's knowledge, based solely on a review of the copies of such reports and other information furnished to the Company, all persons subject to these reporting requirements filed the required reports on a timely basis with respect to the Company's year ended December 31, 1997.


                    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On December 12, 1997, the Company sold 30,000,000 shares of Common Stock to clients of Benitz & Partners Limited for an aggregate purchase price of $211,275. Benitz & Partners Limited is a United Kingdom based investment dealer and holds the shares of record only as a portfolio manager as an agent for accounts fully managed by it. The proceeds were used by the Company to pay outstanding payables and for general corporate purposes. Benitz & Partners Limited disclaims a beneficial interest in the shares.

     On November 13, 1995, the Company sold to Ballard Medical Products ("Ballard") 200,000 shares of Series A Preferred Stock which upon conversion represented 19.5% of the Company's capital stock for US$2 million. Under the agreement, Ballard paid to the Company US$500,000 as nonrefundable consideration for an option to acquire all of the assets of the Company during the 24 month period following the closing of the sale of the Preferred Stock. On February 28, 1997, the Company received notice from a wholly owned subsidiary of Ballard of Ballard's exercise of the option and on March 20, 1997, the sale of substantially all the Company's assets to Ballard was completed. The purchase price for the assets was $4,245,422, plus an adjustment for prepaid rent of $2,233. Deducted from the purchase price were the $500,000 consideration paid for the option under the option, $198,631 of liabilities assumed, $3,671,471 principal and interest owing by the Company to Ballard and liquid assets of $11,695, or a net purchase price deficiency of $134,142. The Company's 200,000 shares of Series A Preferred Stock were redeemed and retired. The deficiency of $134,142 in the payment of the purchase price is represented by the Company's promissory note due on demand which was assigned to a third party and paid subsequent to December 31, 1997. The Company agreed to indemnify Ballard against certain losses in connection with the transaction.

     The agreement with Ballard also provided for a line of credit up to $500,000 commencing eight months after the closing of the sale of Preferred Stock to finance operating expenses. The commencement date for this line of credit anticipated an eight month period beginning in July 1995 when the agreement was signed. The agreement was approved by shareholders in November 1995, four months later. The Company began borrowings against this credit facility in January 1996 and as of March 20, 1997 the Company has borrowed $500,000 and an additional $3,040,000 in addition to the line of credit for a total of $3,540,000.

     Under the agreement with Ballard two nominees of Ballard served on the Company's Board of Directors through March 20, 1997, and the Company's conduct of its business was subject to certain restrictions, during the option term. Mr. Harold Wolcott and Kenneth Sorenson joined the Board as Ballard's nominees and resigned on March 20, 1997.


                              By Order of the Board of Directors,

                              Kinetic Ventures Ltd.



                         By:     /s/  Sandra Lee
                              ----------------------------------------------
                              Sandra Lee, Secretary